                                                                    Exhibit 12.1

                 NORFOLK SOUTHERN CORPORATION AND SUBSIDIARIES
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (Millions of Dollars)

                                        Six Months Ended
                                             June 30,                      Year ended December 31,
                                               2004           2003      2002      2001      2000      1999
                                               ----           ----      ----      ----      ----      ----

EARNINGS

Income from continuing operations
before income taxes as reported               $ 539          $ 586     $  706   $  553     $  250    $  351

Add:
Total interest expenses (as
detailed below)                                 302            609        663      674        721       708

Amortization of capitalized interest              3              5          6        5          5         4
Income (loss) of partially owned
entities (1)                                     30             46         36       39         60        47
Subsidiaries' preferred dividend
requirements                                     --             --          2        2          2         2

Income before income taxes,
as adjusted                                   $ 874         $1,246     $1,413   $1,273     $1,038    $1,112

FIXED CHARGES

Interest expense on debt                      $ 242         $  497     $  518   $  553     $  551    $  531
Other interest expense                            7              5         32        2         42        35
Calculated interest portion of
rent expense                                     20             39         40       41         40        35
NS' share of Conrail interest                    33             68         73       78         88       107

Total interest expenses                         302            609        663      674        721       708

Capitalized interest                              5             12         11       17         18        15

Subsidiaries' preferred dividend
requirement on a pretax basis                    --             --          4        4          4         4

Total fixed charges                           $ 307         $  621     $  678   $  695     $  743     $ 727

RATIO OF EARNINGS TO FIXED CHARGES             2.85           2.01       2.08     1.83       1.40      1.53

(1) Includes: (a) the distributed income of 20%-49% owned entities, net of equity recorded in undistributed income and the minority income of consolidated entities which have fixed charges; and (b) NS' share of Conrail's income before income taxes, net of equity in earnings of Conrail included in NS' income from continuing operations before taxes as reported.

The computations do not include $0.3 million of interest expense related to
$7.8 million of debt guaranteed for a less than 50% owned entity.